Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Royal Standard Minerals Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance in the year ended January 31, 2004. The MD&A was prepared as of May 11, 2004 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2004 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Nevada, with projects in Nye, Elko, Churchill and Lyon Counties, Nevada. The Gold Wedge project can be considered to be an advanced exploration pre-development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. In 2003, the Corporation acquired the Fondaway project in Churchill County, Nevada. In 2003, the Corporations common shares were traded on the TSX.V symbol RSM and on the US OTC:BB symbol RYSMF. The Corporation completed a C$1.5 million financing in July, 2003.

In early 2004, the Corporation focused upon the second proposed development project the Pinon-Railroad project located in Elko County, Nevada. The project is located on the southern portion of the Carlin Trend. The Corporation has been evaluating other investment opportunities in Nevada as part of effort to improve upon the Corporation's production capacity. Capital for the development of the current controlled projects and future acquisitions would be envisioned to come from equity and debt financing.

Results of Operations

The net loss for the year ended January 31, 2004 was $516,869 as compared to $416,803 for the year ended January 31, 2003. The increase of $100,066 in net loss for the year is primarily attributable to an increase in expenses of the Corporation for the year ended January 31, 2004. Expenses were $565,907 for the year ended January 31, 2004 as compared to $330,598 for the year ended January 31 2003. The increase of $235,309 in the expenses of the Corporation for the year ended January 31, 2004 is attributable to, among other things, increased operating expenses on the Corporation's properties. In order to maintain the ongoing activities on the highest priority projects in Nevada the Corporation will contribute a minimum of $1,800,000 to maintain progress toward the Gold Wedge development program in 2004.

The Corporation owns 100% interest in five (5) projects in four (4) gold-silver districts in Nevada. These projects include the Gold Wedge, Nye County, Pinon and Railroad Projects, Elko County, Fondaway Canyon, Churchill County and Como, Lyon County, Nevada. The Gold Wedge project represents the most advanced project located in the

Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Corporation plans to commence the construction of a decline to access the deposit underground as a means to complete a feasibility study in 2004. This work will include the collection of a bulk sample to be processed on site possibly during the third quarter, 2004. The advanced exploration decline program is scheduled to commence in June, 2004. Expenditures for this segment of the program are expected to cost between $1.1-1.3 million to complete. The decline is expected to be completed in the fall, 2004.

The Corporation focused its efforts in 2003 on the Pinon and Railroad projects located on the southern portion of the Carlin Trend in Elko County, Nevada. The current land position includes more than 16,000 acres of unpatented, patented and fee leases. The effort in 2003 focused on the four (4) drilled out (600 drill holes) near surface measured oxide gold-silver resources. This work included drilling, trenching, pit modeling, plant and heap leach facility design and metallurgical (column) leach testing of the deposits. All of this work was to establish the economic potential of an open pit heap leach project and to develop the data necessary to complete a mine permit application to the US Bureau of Land Management (BLM) by mid-year 2004. Expenditures on this project in 2003 were about $1 million. An additional $100,000 will be invested to complete the mine permit application.

The Corporation carried out a detailed evaluation of all of the available data for the Fondaway gold and Como gold-silver projects and NI-43-101 reports were prepared for each project in 2003. These reports are filed on SEDAR along with the Gold Wedge and Pinon-Railroad project reports.

Liquidity and Capital Resources

The Corporation's cash balance as of January 31, 2004 was $189,732 compared to $283,030 at January 31, 2003. The fact that there is little change in the cash balance is attributable to the completion of a C$1.5 million equity financing in July, 2003 coupled with large expenditures before yearend. Current assets as at January 31, 2004 were $273,291 Total assets as at January 31, 2004 were $1,617,148 representing an increase of $404,668 from 2002 due to the addition of the Fondaway Canyon project and additional expenditures on the Corporation's Pinon-Railroad project. Current liabilities as at January 31, 2004 were $106,178 compared to $82,300 and represent current trade payables as at January 31, 2003.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 41,886,016 are outstanding as at May 11, 2004. As at January 31, 2004 the Corporation had outstanding options to purchase 3,410,000 common shares with exercise prices from $0.17-0.40 per share and expiration dates ranging from May 2005 to December 2008.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	January 31		
	2004	**2003**	**2002**
Statement of Operations			
Revenue	$0	$0	$10,332
Administrative Expenses	$510,623	$294,083	$144,690
Net loss for the year	$(516,869)	$(416,803)	$295,648
Deficit, beginning of year	$(6,822,798)	$(6,405,995)	$(6,701,643)
Deficit, end of year	$(7,339,667)	$(6,822,798)	$(6,405,995)
Earnings (loss) per common share			
Basic	$(0.02)	$(0.02)	$0.02
Diluted	$(0.02)	$(0.02)	$0.01

Balance Sheet	**2004**	**2003**	**2002**
Current Assets	$273,291	$377,753	$619,968
Interest in Mineral Properties andRelated Deferred Exploration Costs	$1,291,200	$781,039	$113,078
Equipment	$52,657	$53,688	$0
Current Liabilities	($106,178)	($82,300)	($45,905)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	January 2004	October 2003	July 2003	April 2003	January 2003	October 2002	July 2002	April 2002

Revenue	$0	$849	$0.00	$0	$0	$266	($178)	$178
Expenses	($565,907)	($237,022)	($128,206)	($39,328)	($330,598)	($96,034)	($60,207)	($1,380)
Net Income (Loss)	($516,869)	($237,173)	($128,206)	($39,328)	($416,803)	($95,768)	($60,207)	($1,202)
Net Income (Loss) per Common share								
BASIC	($0.02)	($0.01)	$0.00	$0.00	($0.02)	$0.00	$0.00	$0.00
DILUTED	($0.02)	($0.01)	$0.00	$0.00	($0.02)	$0.00	$0.00	$0.00

Transactions with Related Parties

The following is a summary of the related party transactions of the Corporation during the financial year ended of the Corporation January 31, 2004:

- There are no related party transactions.

Changes in Accounting Policies

The Corporation has adopted, on a prospective basis, the Black-Scholes option evaluation method of accounting for the value of all stock option awards. Under this method the Corporation recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the value of the options on the date of grant, which is determined by using an option-pricing model. No compensation expense has been recorded for stock options issued before January 1, 2003.

Risk and Uncertainties

At the present time, the Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation's ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.royal-standard.com.



Roland M. Larsen
President

Heathsville, VA
May 11, 2004